Weatherford International Ltd.
515 Post Oak Blvd., Suite 600
Houston, Texas 77027
May 1, 2006
Via EDGAR filing
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0405
Attn: Barry Stem, Senior Assistant Chief Accountant
The staff of the Securities and Exchange Commission (the “Staff”) provided supplemental comments, by letter dated April 21, 2006 (the “Comment Letter”), with respect to our Annual Report on Form 10-K for the year ended December 31, 2005 (our “Form 10-K”).
For reference we have included your comments from the Comment Letter below. Our responses are set forth below, numbered to correspond to the numbers in the Comment Letter. All page numbers refer to our Form 10-K. A reference to the “Original Comment Letter” is a reference to the letter received from the Staff on April 6, 2006, and a reference to the “Response Letter” is a reference to our letter dated April 13, 2006.
General
1.	We understand you would prefer to limit your compliance with several comments to future filings. We are currently considering your request
Consolidated Financial Statements, page 44
Consolidated Statements of Income, page 49
2.	Based on your response to comment 2 of our letter dated April 6, 2006, it is unclear whether you will reclassify the gain on sale of non-core assets recognized in prior periods in your future filings. We understand you intend to reclassify your prior periods’ equity in earnings from affiliates that are not integral to your operations in future filings. Please confirm your intention to reclassify the gain on sale of non-core assets in your future filings.
Response:
We will ensure that all future gains and losses on the sale of non-core assets are properly classified above the subheading Operating Income. Additionally, we will reclassify our gains and losses, recognized in prior periods, on the sale of non-core assets in our future filings, beginning with our Form 10-Q for the quarter ended March 31, 2006.
Note 1. Summary of Significant Accounting Policies, page 52
Revenue Recognition, page 56
3.	We have reviewed your response to comment 5 of our letter dated April 6, 2006. The items noted in your response do not directly address the concepts in EITF 00-21 in determining whether an arrangement with multiple deliverables consists of more than one unit of accounting. Please support your conclusion that you do not have arrangements with multiple deliverables by specifically referring to the criteria of paragraph 9 of EITF 00-21.
Response:
As we mentioned, we do offer a broad range of products and services that our customers may need for the particular geological formation of their well. As a result, there are circumstances we negotiate for more than one product and/or service for a particular customer project. However, in no circumstance are our products and services interdependent, each product and/or service has value to the customer. Further, our customers retain the right to select which products and/or services they wish to purchase and accordingly, we must provide independent pricing for each product or service we offer. As a result, we are not always delivering the full suite of products that were included in the ultimate contract, as the customer may not ultimately need the product or service on that well or the customer may elect to procure the product or service from a competitor. There is no requirement for the customer to purchase all of the products quoted in the contract.
For example: We might be awarded a contract that includes the following: 1) rental of drill pipe, 2) casing exit services, and 3) fishing services. Drill pipe will be needed in the customer project, though the number of drill pipe strings is not known at the time of the contract award, as it is dependent upon the number and depth of wells. The casing exit may be only required if they encounter a difficult geological formation that the customer must bypass. That is, we may never furnish the casing exit service. The fishing is only required if the customer has equipment stuck downhole and they require us to ‘fish’ it out. Furthermore, the fishing work may actually go to a competitor in the event the person at the actual wellsite prefers working with a specific fisherman, in spite of the fact the work was included in the contract that was awarded to us.
The following outlines how EITF 00-21 applies to our sales in those instances in which we sell more than one product or service to a client. Paragraph 9 of EITF 00-21 states that the delivered item in an arrangement with multiple deliverables should be considered a separate unit of accounting if all of the following criteria are met:

(a)	the delivered item(s) has value to the customer on a standalone basis;

Each of our products and services has value to the customer on a standalone basis as each product and service are sold independently as well as in arrangements with other products and services.

(b)	there is objective and reliable evidence of the fair value of the undelivered item(s);

When we sell more than one product and service to a client, we provide independent prices for each deliverable. In addition, we maintain separate costs and prices for each product or service we offer and our products and services are billed individually.

As we are not always delivering the full suite of products that were included in the negotiations (since the customer may not ultimately need the product or service on that well), our prices on products and services sold in arrangements with other products and services must be similar to those we offer when the product or service is sold on a stand alone basis. That is, the margin for each individual product or service must be reasonable, since we do not know whether the customer will actually require any other product or service or that a competitor might be chosen to deliver that particular stand alone service.

Based on this, we believe our quoted prices are the appropriate value we should recognize as revenue.

(c)	if the arrangement includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

While we do not typically include an explicit general right of return, our customers may return products from time to time. Returns are infrequent and are inconsequential to our business; therefore, we do not believe that this criterion is applicable.

4.	Please expand your disclosures to clarify the term “rebillable” and address the nature of these amounts.
Response:
We propose in future filings, beginning with our Form 10-Q for the Quarter ended March 31, 2006, to expand our disclosure relating to rebillable expenses. We propose the following disclosure:

The Company incurs rebillable expenses including shipping and handling, third-party inspection and repairs, and custom and duties. The Company recognizes the revenue associated with these rebillable expenses as Revenues of Products and all related costs as Cost of Products in the accompanying Consolidated Statements of Income.
Further, Weatherford acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that that these responses and our prospective revisions satisfy your comments.
Regards,
/s/ LISA W. RODRIGUEZ
Lisa W. Rodriguez
Senior Vice President and Chief Financial Officer